Exhibit 8

General Electric Company
41 Farnsworth Street

Boston, MA 02210-1236

February 25, 2019

Westinghouse Air Brake Technologies Corporation

1001 Air Brake Avenue

Wilmerding, Pennsylvania

Attention: David L. DeNinno

Ladies and Gentlemen:

This letter agreement relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated May 20, 2018 and as amended January 25, 2019, among General Electric Company, a New York corporation (the “Company”), Transportation Systems Holdings Inc., a Delaware corporation and a wholly owned subsidiary of GE, Westinghouse Air Brake Technologies Corporation, a Delaware corporation (“Parent”), and Wabtec US Rail Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Wabtec. Capitalized terms used, but not defined, herein have the meanings ascribed to them in the Merger Agreement.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, notwithstanding Section 2.04 of the Merger Agreement, the parties hereto agree as set forth below with respect to the governance arrangements set forth in that section:

(a)       Parent shall, and shall cause the Parent Board to, take all necessary action to cause three individuals designated by the Company (the “New Board Designees”) to be appointed to the Parent Board, including by increasing the size of the Parent Board and appointing the New Board Designees to fill the resulting vacancies, as follows: (i) one director within 30 days after the Closing Date, (ii) one director within six months of the Closing Date and (iii) one director within 12 months after the Closing Date (each of the foregoing a “Director Designation Position”); provided that the right of the Company to designate the third director will be subject to the Company owning on such date that is 12 months after the Closing Date a portion of the Parent Common Stock and/or Parent Class A Preferred Stock issued to the Company pursuant to the Merger. The Company shall have the right to withdraw the designation of any New Board Designee up until the day prior to the applicable deadline set forth above for such New Board Designee to be appointed and, unless the Company has previously waived its right to withdraw the designation of a given New Board Designee, Parent shall not cause such New Board Designee to be appointed prior to the end of the period in which the Company shall have such withdrawal right. If the Company gives notice of withdrawal with respect to a given New Board Designee who was previously proposed and such notice is given within 30 days of the applicable deadline for appointment set forth above, such deadline shall be extended to the date that is 30 days after the date of the Company’s notice. Parent agrees that it will not make any public disclosure regarding the appointment or potential appointment of a given New Board Designee prior to the earlier of (X) the end of the withdrawal period set forth above for such New Board Designee or (Y) the date on which the Company waives its right of withdrawal with respect to such New Board Designee.

(b)       Each of the New Board Designees shall qualify as an “independent director” under the rules of the New York Stock Exchange and shall be reasonably acceptable to the Nomination and Corporate Governance Committee of the Parent Board (the “Committee”). In selecting the New Board Designees, the Company shall consider in good faith the Committee’s director criteria for election of independent directors to the Parent Board. If the Committee determines, after consultation in good faith with the Company, that a New Board Designee with respect to a given Director Designation Position is not reasonably acceptable, the Company may propose another individual as a New Board Designee, at which point the review and consultation process will be repeated with respect to that Director Designation Position until a New Board Designee has satisfied the requirements above.

(c)       At the direction of the Company, (x) one New Board Designee selected by the Company shall be assigned to the class of directors that is up for reelection at the first annual meeting of Parent’s stockholders that occurs after the Effective Time, (y) one New Board Designee selected by the Company shall be assigned to the class of directors that is up for reelection at the second annual meeting of Parent’s stockholders that occurs after the Effective Time and (z) one New Board Designee selected by the Company shall be assigned to the class of directors that is up for reelection at the third annual meeting of Parent’s stockholders that occurs after the Effective Time.

(d)       For any given New Board Designee, if he or she becomes a member of the Parent Board:

(i)       after the date that is six months prior to the date of the next annual meeting of Parent’s stockholders after he or she becomes a member (for such New Board Designee, the “Next Stockholders Meeting”) and prior to the date on which Parent commences mailing its proxy statement for such Next Stockholders Meeting (for such New Board Designee, the “Next Proxy Mailing Date”), then Parent shall, and shall cause the Parent Board to, take all necessary action to (i) nominate such New Board Designee for election to the Parent Board at the Next Stockholders Meeting, (ii) recommend that Parent’s stockholders vote in favor of the election of such New Board Designee to the Parent Board at the Next Stockholders Meeting and (iii) use no less rigorous efforts to support the election of such New Board Designee to the Parent Board at the Next Stockholders Meeting than the efforts used to support the election of each other nominee of the Parent Board for election to the Parent Board at the Next Stockholders Meeting; or

(ii)       after the Next Proxy Mailing Date and prior to the Next Stockholders Meeting, then Parent shall, and shall cause the Parent Board to, take all necessary action to cause such New Board Designee to be re-appointed to the Parent Board as of immediately following the Next Stockholders Meeting (and to be re-assigned to the class of directors that was elected at the Next Stockholders Meeting).

(e)       Notwithstanding anything to the contrary in this letter agreement, the Merger Agreement or any other Transaction Agreement, from and after the Effective Time, the rights set forth in Section (d) shall inure solely to the benefit of, and shall solely be enforceable by, the applicable New Board Designee, and shall neither inure to the benefit or, nor be enforceable by, the Company or any other Person.

IN WITNESS WHEREOF, each of the undersigned has duly executed this letter agreement as of the date first above written.

General Electric Company

By:	/s/ Michael Jones
	Name:	Michael Jones
	Title:	Vice President, Business Development

TRANSPORTATION SYSTEMS HOLDINGS INC.

By:	/s/ Thomas P. LaFrance
	Name:	Thomas P. LaFrance
	Title:	General Counsel and Secretary

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

By:	/s/ Raymond T. Betler
	Name:	Raymond T. Betler
	Title:	President and Chief Executive Officer

WABTEC US RAIL HOLDINGS, INC.

By:	/s/ David DeNinno
	Name:	David DeNinno
	Title:	President and Secretary